Teva Women’s Health, Inc. to Present New Data at the 68th Annual Meeting of the
American Society for Reproductive Medicine

- Meeting to Feature Research in Luteal Phase Support for In Vitro Fertilization and
Extended-Regimen Oral Contraception -

Frazer, Pa. – October 18, 2012 — Teva Women’s Health, Inc., a U.S.-based subsidiary of Teva Pharmaceutical Industries Ltd. (NYSE: TEVA), today announced new reproductive health data that will be featured at the 68th Annual Meeting of the American Society for Reproductive Medicine (ASRM). The meeting, held in San Diego October 20-24, 2012, features three company-sponsored posters, one of which will be an oral presentation.

“Our heritage in research and development of women’s health products has resulted in innovative potential offerings that address several aspects of reproduction, including contraception and in vitro fertilization,” Nancy Ricciotti, senior director of clinical affairs, Teva Women’s Health R&D. “Additionally, we are dedicated to using our experience to educate and empower women to take control of their reproductive health.”

Featured presentations include:

•	Data from the Phase III clinical trial of MilprosaTM (progesterone), an investigational once-weekly progesterone vaginal ring for luteal supplementation in women undergoing in vitro fertilization

•	Efficacy and safety results from the Phase III clinical trial of QuartetteTM (levonorgestrel/ ethinyl estradiol tablets and ethinyl estradiol tablets), an investigational ascending-dose extended-regimen oral contraceptive that is currently under review by the U.S. Food & Drug Administration

Platform Presentation/Poster Session Details:

Milprosa™

•	[O-14] Impact of Luteal Supplementation with a Weekly Progesterone Vaginal Ring During In Vitro Fertilization (IVF) by Day of Embryo Transfer (ET) (Oral Session: Clinical Female Infertility and Gynecology: Monday, October 22, 2012: 6:00 – 6:15 p.m. PDT) Mark Perloe, MD, Atlanta; Herman Weiss, MD, Israel; and Brandon Howard, PhD, Frazer, Pa.

•	[P-263] Satisfaction with Progesterone Vaginal Ring (PGN VR): Survey of Women Participating in a Randomized Trial of Weekly PGN VR vs. 8% PGN Gel as Luteal Support After In Vitro Fertilization (IVF) (Poster Session: Luteal Phase Support: Tuesday, October 23, 2012 from 7:00 – 9:00 a.m.) Kaylen M. Silverberg, MD, Austin, Texas and Brandon Howard, PhD, Frazer, Pa.

Quartette™

•	[P-285] Multicenter Open-Label Study to Evaluate Efficacy and Safety of an Ascending-Dose, Extended-Regimen Ethinyl Estradiol/Levonorgestrel Combination Oral Contraception for Preventing of Pregnancy in Women (Poster Session: Contraception/Family Planning: Tuesday, October 23, 2012 from 7:00 a.m. to 9:00 a.m.) David J. Portman, MD, Columbus, Ohio; Brandon Howard, PhD, Frazer, Pa.;, Herman Weiss, MD, Israel; Andrew M. Kaunitz, MD, FACOG, Jacksonville, Fla.; and Nancy Ricciotti, MSN, North Wales, Pa.

About Milprosa™
Teva’s investigational once-weekly progesterone vaginal ring, Milprosa™, is a flexible transvaginal ring that is designed to continuously release a steady dose of progesterone in development for luteal phase support for women undergoing in-vitro fertilization.

About Quartette™
Quartette™ is an investigational extended regimen combination oral contraceptive in development for the prevention of pregnancy. Each 91-day cycle consists of ethinyl estradiol 20/ levonorgestrel 150 mcg for 42 days, ethinyl estradiol 25/levonorgestrel 150 mcg for 21 days, ethinyl estradiol 30/levonorgestrel 150 mcg for 21 days, and ethinyl estradiol 10 mcg for 7 days.

About Teva Women’s Health, Inc.
Teva Women’s Health, Inc. is a U.S.-based subsidiary of Teva Pharmaceutical Industries Ltd. (NYSE: TEVA), headquartered in Israel. The company produces a wide range of women’s healthcare products including oral contraceptives, intrauterine contraception and hormone therapy treatments for menopause and perimenopause. Teva Women’s Health, Inc. maintains a strong commitment to enhancing women’s lives by actively pursuing new areas of research and providing distinct pharmaceutical options that meet women’s needs and fit their lifestyles. Through close engagement with women and healthcare providers, the company maintains an in-depth understanding of the important health matters that affect women.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: The following discussion and analysis contains forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and due to increased governmental pricing pressures, the effects of competition on sales of our innovative medicines, especially Copaxone® (including competition from innovative orally-administered alternatives as well as from potential generic equivalents), potential liability for sales of generic medicines prior to a final resolution of outstanding patent litigation, including that relating to our generic version of Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic medicines, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative medicines, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based medicines, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political instability and adverse economic conditions, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011, in this report and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Media Contact:
Denise Bradley
(215) 591-8974
denise.bradley@tevapharm.com

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